Delisting Determination, The Nasdaq Stock Market, LLC,
September 14, 2022,  Renovare Environmental, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Renovare
Environmental, Inc. (the Company), effective at the opening of the trading session on September 26, 2022.
Based on review of information provided by the Company, Nasdaq
Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(f).
The Company was notified of the Staff determination on April 14, 2022. The Company appealed the determination to a Hearing Panel on April 21, 2022. On April 25, 2022, Staff issued an additional delist letter for the Company failure to meet the requirement of Listing Rule 5550(b)(1).
A hearing on the matter was held on May 19, 2022. On May 24, 2022, Staff issued an additional delist determination letter for the Company failure to meet the periodic filing requirement pursuant to Listing Rule 5250(c)(1). On June 15, 2022, the Panel issued a decision denying the Company request for continued listing and notified the Company that trading in the Company securities would be suspended on June 17, 2022. The Company did not appeal the Panel decision and the Listing Council did not call the matter for review. The Staff determination to delist the Company became final on August 1, 2022.